FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 10/29/04

Annual Report, British Columbia, Republic Resources Inc. dated 10/02/04

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  October 29, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Drilling Encounters New VMS Cu-Zn-Au-Ag-Pb System at the Mor Prospect, Yukon

The Mor, Caribou Creek and Cabin Lake properties are optioned to Kobex Resources Ltd. (Kobex) which can earn a 60% interest from Almaden by expending $C1 Million in exploration and issuing 1.1 Million shares of Kobex to Almaden. The Mor, Caribou Creek and Cabin Lake claims cover volcanogenic massive sulphide (VMS) type base and precious metal occurrences hosted in the prospective Yukon-Tanana Terrane. The properties are underlain by similar geology to that in the Finlayson Lake district (160 km to the northeast) where several important VMS deposits have been discovered since 1994 including the Kudz Ze Kayah and Wolverine deposits.

In 2004 Kobex completed an induced polarization (IP) geophysical survey over the Mor property which defined an 800 meter long linear chargeability anomaly that remains open along strike. This anomaly is coincident with significant mineralization identified in trenches and anomalous soil geochemistry. Kobex has provided Almaden with the results of a two hole diamond drill program that it completed in August, 2004. The holes were drilled roughly 100 meters apart and were designed to test the IP chargeability feature. Both holes intersected mineralization and alteration commensurate with a VMS system including massive sulphides. At this time there is insufficient geologic information to be able to determine the orientation of the massive sulphide units, including true widths. Hole MO04001 intersected significant alteration and mineralization from the collar to 25 meters depth. A further mineralised unit was intersected at roughly 42 meters depth in this hole. Analyses from these intersections are tabulated below:

From (m)	To (m)	Interval (m)	Copper %	Zinc %	Silver ppm	Gold ppm	Lead %
18	22.9	4.9	0.69	1.31	39.70	0.82	0.15
Including:
19.3	21.7	2.4	0.83	1.43	40.71	0.83	0.14
19.3	19.9	0.6	1.06	1.27	25.28	0.63	0.06
41.9	42.6	0.9	0.69	0.18	11.8	0.50	0.05

Note ppm is equivalent to grams per tonne (g/t)

The second hole (MO04002) also encountered significant mineralization in two separate units. The first was intersected at roughly 23 meters depth and the second at roughly 66 meters depth. The results of the analyses from these intersections are tabulated below:

From (m)	To (m)	Interval (m)	Copper %	Zinc %	Silver ppm	Gold ppm	Lead %
23.30	27.05	3.75	0.17	0.76	12.95	0.17	0.11
Including:
24.50	24.85	0.35	0.44	2.17	26.20	0.41	0.27
66.12	68.00	1.88	0.97	0.21	19.78	0.35	0.05
Including:
67.30	68.00	0.70	1.23	0.37	37.65	0.50	0.12

The companies believe these results to represent a new Cu-Zn-Au-Ag-Pb VMS system hosted by similar geologic units to that of the Kudz Ze Kayah and Wolverine VMS deposits which also occur in the Yukon-Tanana terrane. The initial discovery of the Kudz Ze Kayah deposit was made by Cominco Ltd. in 1994. Cominco (1999) reported a resource of 11.3 million tonnes grading 5.9% zinc, 1.5% lead, 0.9% copper, 133 g/t silver and 1.3 g/t gold. This was followed by the discovery of the Wolverine deposit in 1995 by Westmin and Atna (currently owned by Expatriate Resources Ltd.). Drilling on the Wolverine deposit from 1995 to 1997 defined a resource in all categories (Westmin Resources Ltd., 1998) of 6,237,000 tonnes grading 12.66% zinc, 1.55% lead, 1.33% copper, 371 g/t silver and 1.76 g/t gold.

Kobex has informed Almaden that it is reviewing these results and will inform Almaden of its future plans for the Mor project soon. Mr. Chuck Downie, P.Geo., was the qualified person on the project under the meaning of National Instrument 43-101. Analyses were carried out by Acme Analytical Laboratories of Vancouver.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 6 - BC COMPANY

Section 6 Business Corporations Act

Page 1 of 1

Telephone: 250-356-8626
Hours: 8:30-4:30 (Monday to Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulation under the *Business Corporations Act* requires this form to be filed on the internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250-356-1198, PO Box 9431 Stn Prov Govt, Victoria, BC V8W 9V3

A INCORPORATION NUMBER OF COMPANY

BC0334242

B NAME OF COMPANY

REPUBLIC RESOURCES INC.

C DATE OF RECOGNITION

YYYY	MM	DD
1987	10	02

D DATE OF ANNUAL REPORT

YYYY	MM	DD
2004	10	02

E OFFICER NAME(S) AND ADDRESS(ES) - Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The delivery addresses must be for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during these hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME		
POLIQUIN	JAMES	DUANE		
DELIVERY ADDRESS: ~~1987 ACADIA ROAD, VANCOUVER~~ 1103-750 W Pender St. Vancouver	PROVINCE/STATE: BC	COUNTRY: CANADA	POSTAL CODE/ZIP CODE: ~~V6T 1R4~~ V6C 2T8	
MAILING ADDRESS: 1103-750 W Pender St. Vancouver	PROVINCE/STATE: BC	COUNTRY: CANADA	POSTAL CODE/ZIP CODE: V6C 2T8	
OFFICE(S) HELD (E.G. PRESIDENT, SECRETARY, VICE-PRESIDENT): PRESIDENT, SECRETARY				

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
OFFICE(S) HELD (E.G. PRESIDENT, SECRETARY, VICE-PRESIDENT)			

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
OFFICE(S) HELD (E.G. PRESIDENT, SECRETARY, VICE-PRESIDENT)			

F COMPANY CHANGES

THE FOLLOWING SHOWS THE INFORMATION FOR THE REMAINING DIRECTORS. PLEASE LET ME KNOW IF THERE ARE ANY CHANGES IN THE INFORMATION FOR THE DIRECTORS, OR THE ABOVE-LISTED OFFICERS. THE ANNUAL REPORT CAN UPDATE INFORMATION FOR OFFICERS, BUT CHANGES FOR DIRECTORS ADDRESSES [NO CHARGE], AS WELL AS CHANGES OF DIRECTORS, NOW HAVE TO BE FILED IN A SEPARATE FORM (AND PAID FOR SEPARATELY).

OTHER DIRECTORS

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

G CERTIFIED CORRECT - I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF A CURRENT DIRECTOR, OFFICER OR COMPANY SOLICITOR	DATE SIGNED YYYY	MM	DD
J. DUANE POLIQUIN	[signature]	2004	10	28

D:\Docs\RRI\04AR-RRI.DOC

RECEIVED AT THE COMPANY'S REGISTERED AND RECORDS OFFICE:

DATE: ____________________ TIME: ____________________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date: October 29, 2004